Exhibit 99.2

(1) S.A.C. Capital Associates, LLC ("Associates"), an Anguillan limited liability company, directly owns Units of the Issuer.

(2) The securities to which this report relates are held by Associates. S.A.C. Capital Advisors, LLC ("Advisors") and S.A.C. Capital Management, LLC ("Management") are investment managers to Associates. Pursuant to investment agreements, each of Advisors and Management share all investment and voting power with respect to the securities held by Associates. Steven
     A. Cohen controls each of Advisors and Management. In accordance with Instruction 5(b)(iv), the entire amount of the Issuer's securities held by Associates is reported herein. Each Reporting Person disclaims any beneficial ownership of any of the Issuer's securities to which this report relates for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, except to the extent of its indirect pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of
     Section 16 or for any other purposes.